Exhibit 99.5

Announcement

Cable and Wireless plc
Chairman’s remarks – Annual General Meeting 2005

“As I wrote in the Annual Report 2004/5 was a very encouraging year for Cable & Wireless because of the sheer quality of achievement from our management team. Delivering on the promises made in June 2003, management completed our exit from the US and Japanese markets, re-focusing the Group on markets where we have a relevant presence. Driven by our customer focus, we also improved operations and tightened cost control while progressing opportunities to invest in growth services such as IP, broadband and local loop unbundling.

“We have been encouraged by the objectives and direction of the Ofcom Strategic Review and by its achievement in winning a commitment from BT to accept and adhere to clear, legally enforceable obligations. The review to date reinforces the strategic direction Cable & Wireless has chosen in both local loop unbundling (“LLU”) and the build out of a Next Generation Network. In deciding to accept undertakings in lieu of an Enterprise Act referral Ofcom has demonstrated the shortcomings of previous voluntary agreements. To ensure a sustainable competitive future for this industry, it is now vital that the undertakings accepted by Ofcom fully deliver conditions in which there can be sufficient incentive for deep infrastructure investment and in which sustainable competition and innovation can be secured. We are reviewing the proposed undertakings in detail against these objectives.

“Our strategy across all our businesses is to pursue profitable revenue streams and cash generative margins, while continuing to reduce operating costs and control capital expenditure. The overall revenue number is secondary to these considerations.

“Market conditions remained challenging in the UK. Our National Telcos are performing satisfactorily. At a Group level, trading for the first quarter of 2005/6 was in line with our expectations and management maintains its Group outlook for the year to 31 March 2006.

“In the UK, as customer demand for migration to IP services continues to grow, so the downward pressure on our legacy revenue intensifies. Carrier Services continues to account for almost half of UK revenue. As anticipated, the outpayments and network cost savings, identified in our initial UK network and operations review, are doing no more than offsetting the impact of ongoing pricing pressure on legacy margins.

“In line with our timetable, we expect to see the cost savings derived from the reorganisation of the UK business, Corporate Centre and European operation flowing through in the second half of the year.

“In broadband, over the last few weeks, Bulldog has begun to improve customer provisioning. We are encouraged by comments and feedback from customers who are experiencing its 8meg broadband and telephone services.

“However, in the area of provisioning in particular, the level of service remains inconsistent as we work with BT - after their relatively recent introduction of automated procedures – to enhance the quality and accuracy with which telephone lines are transferred to the Bulldog network.

This, together with the interest in our new services, has resulted in higher than expected call volumes to Bulldog customer support. We have recruited and trained further customer support staff, in line with our plans, and introduced automated tracking systems to reduce call volumes. We expect to see material improvements over the summer. We will provide further detail on LLU operational metrics at our interim results in November.

“We continue to develop our mobile and broadband services across the National Telcos, while at the same time reviewing our cost base. In the Caribbean we are rolling out shared service platforms to provide standardised billing, procurement and supply chain management, as well as centralised regulatory and other support functions across the region. We continue to explore opportunities to extend these initiatives to other National Telcos.

“At the beginning of September, we will provide both our restated results for the full year 2004/5 on an IFRS basis and a summary of the effect of IFRS on the Group outlook comments provided in our preliminary results 2004/5. We will announce our interim results to 30 September 2005 on 8 November 2005.

“We remain active in the area of corporate development and we are approaching the stakeholders of Energis concerning a possible acquisition. We cannot be certain that a transaction will result and a further announcement will be made in due course.”

Ends

It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Cable and Wireless plc’s plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

Certain important factors that may cause actual results to differ materially from those contained in such forward looking statements include (but are not limited to): business risks such as technological changes or network failures; unforeseen changes in regulation and government policy; risks specific to the telecommunications industry such as the adverse affects of competition and price pressures; and legal risks.

Cable and Wireless plc undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
Louise Breen	Director, Investor Relations	+	44 20 7315 4460
Virginia Porter	VP, Investor Relations	+	1 212 239 3581
Craig Thornton	Manager, Investor Relations	+	44 20 7315 6225

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+	44 (0) 20 7315 4064
Steve Double	Group Head of Media Communications	+	44 (0) 1344 726 946

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to www.cw.com